Exhibit (h)(3)(iii)

March 24, 2015

Sound Shore Fund, Inc.

8 Sound Shore, Suite 180

Greenwich, CT 06830

RE:	Consent to Assignment of Transfer Agency Services Agreement

1. Background. Reference is made to (i) that certain Transfer Agency Agreement dated as of January 29, 2009 (as amended, modified or supplemented from time to time, the “Transfer Agency Agreement”) by and between Sound Shore Fund, Inc. (the “Client”) and Citi Fund Services Ohio, Inc. (“Citi” and, with the Client, the “Parties”). Ancillary to the Transfer Agency Agreement, the Parties have entered into a 2009 Sub-Transfer Agency Facilitation Agreement (as amended, modified or supplemented from time to time, the “Facilitation Agreement” and, as applicable, with the Transfer Agency Agreement, the “Agreements”). Copies of the Agreements, including all applicable amendments, modifications and supplements, are attached hereto as Exhibit A.

2. Citi Transaction with SunGard. As we have discussed, affiliates of Citi, SunGard Investment Systems LLC (“SIS”) and SunGard Investor Services LLC (“Purchaser”), an affiliate of SIS, intend to effect a transaction (the “Transaction”) pursuant to that certain Transfer Agreement, dated as of December 19, 2014 (the “Transfer Agreement”) entered into by and between an affiliate of Citi and SIS. Under the terms of the Transfer Agreement, Citi and certain of its affiliates will assign and transfer to Purchaser certain assets and liabilities related to Citi’s U.S. transfer agency business, including rights under the Agreements and liabilities and obligations under the Agreements arising after the consummation of the Transaction (other than those relating to acts or omissions of Citi or its affiliates prior to such time), and Purchaser will agree to accept and assume such rights, liabilities and obligations, including those under the Agreements.

3. Citi Request for Consent to Assignment. By means of this letter, Citi requests that the Client: (i) provide its consent (effective as of the consummation of the Transaction) to Citi’s assignment of the Agreements to Purchaser, (ii) agree that the assignment and the Transaction shall not constitute a breach of the Agreements, and (iii) waives any right to terminate the Agreements as a consequence of the assignment thereof and the Transaction (collectively, the “Consent to Assignment”).

4. Amendment to Reflect Inclusion of Blue Sky Services. In connection with and subject to the consummation of the Transaction, effective as of the consummation of the Transaction (i) the Transfer Agency Agreement shall be amended to add to the Transfer Agency Agreement as services required to be provided by the Purchaser those blue sky services described in Exhibit B hereto (the “Blue Sky Services”), and (ii) notwithstanding the terms of any other agreement or course of dealing (“Other Agreements”) between or among Citi and any Citi affiliate, on one hand, and the Client or any affiliate of Client, on the other hand, Citi shall not be obliged, under any such Other Agreement, to provide such Blue Sky Services or any ancillary services to the Client. The foregoing shall not result in any changes to any fees payable by Client or any of its affiliates under either the Agreements or the Other Agreements.

5. Consents to Assignment and Amendment; Confidentiality. Client hereby provides its Consent to Assignment, on its own behalf and on behalf of any funds or other affiliates named in the Agreements. With respect to the Blue Sky Services, Client also agrees, on its behalf and as authorized agent for any

Exhibit (h)(3)(iii)

affiliates to whom Citi is obliged to provide Blue Sky Services under Other Agreements, and subject to and effective immediately upon the consummation of the Transaction, to the provisions of Section 4 above, including the amendment of the Transfer Agency Agreement to add Blue Sky Services and the deletion from the Other Agreements of any obligation on Citi to provide Blue Sky Services. Client also agrees to keep confidential the existence and contents of this letter, including without limitation, the existence of, and all details relating to, the Transaction, including the Transfer Agreement and the transactions contemplated thereby (until and unless the Transaction is made public or unless and until the Client is obliged under applicable law to disclose the Transaction or any details thereof). Citi agrees to keep confidential the existence and contents of this letter, provided, however, that Citi may share the existence and contents of this letter with Purchaser.

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Please sign this letter in the space provided below to indicate your agreement with the terms hereof and return a fully executed copy to me; if you have any questions, you may contact Irimga Mckay at (212) 723-2174.

Sincerely,

Citi Fund Services Ohio, Inc.

By:	/s/ Jay Martin
Name:	Jay Martin
Title:	President

Acknowledged and Accepted:

Sound Shore Fund, Inc.

By:	/s/ T. Gibbs Kane, Jr.
Title:	T. Gibbs Kane Jr.

Date:	March 24, 2015

Exhibit A to Consent

[Attach Existing Agreements]

Exhibit B to Consent1

Blue Sky Services

1. Prepare such reports, applications and documents (including reports regarding the sale and redemption of shares in the Client as may be required in order to comply with Federal and state securities laws) to register the shares in the Client (“Shares”) with state securities authorities, monitor the sale of Shares for compliance with state securities laws, and file with the appropriate state securities authorities the registration statements and reports for the Client and the Shares and all amendments thereto, to register and keep effective the registration of the Client and the Shares with state securities authorities to enable the Client to make a continuous offering of its Shares pursuant to Purchaser’s state registration, renewal and sales reporting procedures, which shall be made available to the Client upon request.

2. The Client shall be responsible for identifying to Purchaser in writing those transactions and assets to be treated as exempt from reporting for each state and territory of the United States and for each foreign jurisdiction.

[1]	Capitalized terms not defined herein shall have the meaning set forth in this Consent to Assignment or in the Agreements.